

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2018

Michael S. Smith
Executive Vice President and Chief Financial Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY 10169

  Re: Voya Financial, Inc.
    Form 10-Q for the quarterly period ended September 30, 2017
    Filed November 1, 2017
    File No. 001-35897

Dear Mr. Smith:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

            Division of Corporation Finance
            Office of Healthcare & Insurance